Exhibit 99.43

Cybin Partners with Kernel to Leverage its Breakthrough Neuroimaging

Technology for Psychedelic Therapeutics

HIGHLIGHTS

•Using Kernel's technology, Cybin will be able to quantify brain activity in real time during psychedelic experiences. The absence of this data has been a limitation in the progression of new molecules targeting neurological disorders.

•Kernel's technology opens new frontier in psychedelic therapeutics by acquiring longitudinal brain activity before, during and after a psychedelic experience, enabling quantification of what was previously subjective self-reporting.

•Kernel technology is unique among brain scanning technologies and is the first commercially scalable time-domain functional near-infrared spectroscopy system.

•Cybin aims to build upon its expanded development pipeline gained through the acquisition of Adelia Therapeutics.

•Kernel, based in Los Angeles, CA, was founded in 2016 and has raised US$104 million to date, including investment from founder Bryan Johnson, General Catalyst and Khosla Ventures.

TORONTO--(BUSINESS WIRE)--January 11, 2021--Cybin Inc. (NEO:CYBN) ("Cybin"), a life sciences company focused on psychedelic therapeutics, is excited to announce that it has entered into an agreement with neurotech pioneer HI, LLC dba Kernel ("Kernel") to leverage its innovative technology, Kernel Flow ("Flow"), for its upcoming sponsored clinical work. Click here to view the accompanying film.

Flow is a full-head coverage, time-domain functional near-infrared spectroscopy system designed to detect hemodynamic changes in the brain that pulses light through the skull and into the bloodstream in order to measure how much oxygen the blood is carrying at any given time. Flow measurements can be used as analogues of local neural activity during a psychedelic experience. Cybin expects the quantitative measurements enabled by Flow may improve the development, delivery and scaling of its psychedelic therapeutics.

"Access to Kernel's innovative Flow technology adds another exciting dimension to the investigative work that Cybin is doing to develop breakthrough treatments for mental health disorders such as depression and addiction. Currently, clinical investigators rely on limited subjective information from patients. The ability to collect quantitative data from our sponsored drug development programs is potentially game-changing in terms of our ability to measure where psychedelics work in the brain in real time, and how we ultimately design our future therapeutics. We are delighted to partner with Kernel to study the utility of Flow in sponsored clinical settings. This new cornerstone component of our sponsored clinical programs follows a record-setting capital raise, listing on the NEO Exchange and the acquisition of Adelia

Therapeutics Inc., which added significant scientific capabilities, novel molecules, delivery mechanisms and intellectual property," stated Doug Drysdale, CEO of Cybin.

"Cybin's visionary approach to understanding and treating mental illness through psychedelic therapeutics opens a new frontier for addressing human health and wellness. This opportunity with Cybin will assist the transition from subjective self-reporting to longitudinal, quantitative measurements and insights, thereby offering the promise of data-driven, personalized treatment protocols that may significantly improve safety and efficacy," stated Bryan Johnson, Founder and CEO of Kernel.

Cybin intends to take delivery of Flow in the second quarter of 2021. Cybin plans to undertake sponsored studies in a range of clinical conditions and utilize insights gained from the data collected by Flow technology to inform the design of future clinical studies, support regulatory submissions and aid in the design of future molecules to address the needs of mental health patients.

About Cybin

Cybin is a life sciences company advancing psychedelic therapeutics for various psychiatric and neurological conditions. Cybin is developing technologies and delivery systems, aiming to improve bioavailability, to potentially achieve the desired medicinal effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through sponsored clinical trials to confirm safety and efficacy.

About Kernel

Kernel is a team of neuroscientists, physicists, engineers, programmers, and experiment and operations experts driven by the belief that exploring and quantifying the human mind is the most important and consequential opportunity of our time. Based in Los Angeles, California, Kernel was founded in 2016 and has raised US$104 million to date including investment from founder Bryan Johnson, General Catalyst and Khosla Ventures. Prior to Kernel, Johnson was the Founder and CEO of Braintree Venmo, which was acquired by eBay for US$800 million in 2013.

About Flow

Flow is a headworn, scalable, non-invasive neuroimaging system. Flow leverages time-domain functional near-infrared spectroscopy, a gold standard optical method for detecting hemodynamics of the cerebral cortex. Time-domain systems acquire richer brain signals than traditional near-infrared spectroscopy devices by applying light in short pulses and precisely capturing the arrival time distribution of scattered photons from each pulse. This "time-of-flight" measurement reveals depth-dependent information and absolute optical properties of the brain. Changes in these measured optical properties allow inference of spatially localized neural activity.

Cautionary Notes and Forward Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin's future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "plan", "continue", "will", "may", "would", "anticipate", "estimate", "forecast", "predict", "project", "seek", "should" or similar expressions or the negative thereof, are forward- looking statements. Forward-looking statements in this press release include but are not limited to statements regarding the results of Flow technology on Cybin's sponsored clinical studies, insights to be gained from the data collected by Flow technology, the ability of Flow technology to achieve the stated objectives, the potential success of Cybin's therapeutics, formulat ions, delivery mechanisms and therapeutic program. These statements are not historical facts but instead represent only Cybin's expectations, estimates and projections regarding future events. These statements are not guaranteeing future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The forward- looking information and forward-looking statements included in this press release are made as of the date of this press release. Cybin does not undertake an obligation to update such forward- looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, dimethyltryptamine ("DMT"), psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has not approved or disapproved the contents of this news release.

Contacts

Investor:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

Jackie Poriadjian

Chief Marketing Officer, Cybin

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com